HITHERLANE PARTNERS LLC

Supplementary Information

Schedule I

Computation of Net Capital
under Rule 15-c3-1 of the
Securities and Exchange Commission
December 31, 2016

Computation of Net Capital

Total member's equity qualified for net capital	$	252,208
Deductions and/or charges		
Non-allowable assets:		
Fees receivable		35,000
Total deductions and/or charges		35,000
Net Capital before haircuts on securities		217,208
Haircuts on securities		47,561
Net Capital	$	169,647
Aggregate indebtedness		
Liabilities from statement of financial condition		107,472
Total aggregate indebtedness	$	107,472
Computation of basic net capital requirement		
Minimum of net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	7,165
Net Capital in excess of minimum requirement	$	162,482
Ratio of aggregate indebtedness to net capital		63.35%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2016.